UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
NTN Buzztime, Inc.

(Name of Issuer)
Common Stock, par value $0.005 per share

(Title of Class of Securities)
629410309

(CUSIP Number)
Peter T. Sadowski
Executive Vice President and Chief Legal Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 19, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(continued on following pages)

CUSIP No.	629410309	13D	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Fidelity National Financial, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 16-1725106

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		213,400

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,708,411

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		213,400

WITH	10	SHARED DISPOSITIVE POWER:

		5,708,411

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,921,811

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	629410309	13D	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Security Union Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 95-2216067

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,222,030

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,222,030

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,222,030

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	13D	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Alamo Title Insurance I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 74-0476580

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,170,679

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,170,679

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,170,679

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	13D	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Ticor Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 95-2410872

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,237,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,237,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,237,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	13D	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Chicago Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 36-2468956

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nebraska

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,222,702

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,222,702

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,222,702

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	13D	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Fidelity National Title Insurance Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 86-0417131

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		856,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		856,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	856,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, IC

CUSIP No.	629410309	13D	Page	8	of	11
     This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed on September 30, 2008 with the Securities and Exchange Commission by Fidelity National Financial, Inc. (NYSE:FNF), in connection with its beneficial ownership of the shares of common stock, par value $0.005 per share, of NTN Buzztime, Inc. (AMEX:NTN). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.
     Item 4. Purpose of Transaction.
     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     The Reporting Persons hold the shares of NTN Common Stock as an investment. The Reporting Persons have decided not pursue the acquisition of additional shares of NTN at the present time and are currently in the process of selling and exploring the possible sale of all or a substantial portion of the shares of NTN Common Stock they hold. As described in more detail in Item 5 below, the Reporting Persons sold in the aggregate 722,800 shares of NTN Common Stock, which represents approximately 1.17% of the outstanding NTN Common Stock, in a series of sales beginning on June 30, 2009 and ending on August 19, 2009. In connection with the sale of 400,000 shares of NTN Common Stock (as listed in Item 5 below), Joseph J. Farricielli, Jr., an officer of a subsidiary of FNF, resigned from the board of directors of the Issuer effective as of August 18, 2009.
     Item 5. Interest in Securities of the Issuer.
     The response set forth in Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     FNF beneficially owns 5,921,811 shares of NTN Common Stock, which represents approximately 9.8% of the outstanding NTN Common Stock. FNF has the sole power to vote, dispose or direct the disposition of 213,400 of such shares. Security Union beneficially owns 1,222,030 shares of NTN Common Stock, which represents approximately 2.0% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. Alamo beneficially owns 1,170,679 shares of NTN Common Stock, which represents approximately 1.9% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. TTIC beneficially owns 1,237,000 shares of NTN Common Stock, which represents approximately 2.0% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. CTIC beneficially owns 1,222,702 shares of NTN Common Stock, which represents approximately 2.0% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF. FNT beneficially owns 856,000 shares of NTN Common Stock, which represents approximately 1.4% of the outstanding NTN Common Stock, and shares the power to vote, dispose or direct the disposition of such shares with FNF.
     Listed below are the transactions in NTN Common Stock that were effected during the past 60 days by the Reporting Persons:

CUSIP No.	629410309	13D	Page	9	of	11

		NUMBER
		OF SHARES
IDENTITY OF		OF NTN		PRICE	HOW
REPORTING	DATE OF	COMMON	TYPE OF	PER	TRANSACTION
PERSON	TRANSACTION	STOCK	TRANSACTION	SHARE(1)	EFFECTED
FNT	June 30, 2009	15,000	Sale	$0.4584	AMEX
FNT	July 1, 2009	10,000	Sale	$0.4726	AMEX
FNT	July 9, 2009	2,000	Sale	$0.39	AMEX
FNT	July 10, 2009	2,000	Sale	$0.39	AMEX
FNT	July 13, 2009	7,900	Sale	$0.3978	AMEX
FNT	July 14, 2009	2,100	Sale	$0.39	AMEX
FNT	July 15, 2009	400	Sale	$0.39	AMEX
FNT	July 17, 2009	300	Sale	$0.37	AMEX
FNT	July 23, 2009	2,800	Sale	$0.36	AMEX
FNT	July 23, 2009	34,500	Sale	$0.35	AMEX
FNT	July 27, 2009	65,000	Sale	$0.31	AMEX
FNT	July 28, 2009	108,000	Sale	$0.3178	AMEX
FNT	July 29, 2009	60,000	Sale	$0.3105	AMEX
FNT	July 30, 2009	4,400	Sale	$0.35	AMEX
FNT	August 4, 2009	8,400	Sale	$0.3552	AMEX
FNF	August 19, 2009	400,000	Sale	$0.23	Private Placement

(1)	Price per share represents the weighted average sales price per share of NTN Common Stock.
     None of the Reporting Persons or, to the best knowledge and belief of the Reporting Persons, any of their directors and executive officers, as listed on Schedule I to the Schedule 13D, beneficially owns any shares of NTN Common Stock or was involved in any transaction in NTN Common Stock in the past 60 days other than as set forth herein.

CUSIP No.	629410309	13D	Page	10	of	11
Signatures
   After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FIDELITY NATIONAL FINANCIAL, INC.
Dated: August 20, 2009	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

SECURITY UNION TITLE INSURANCE COMPANY
Dated: August 20, 2009	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

ALAMO TITLE INSURANCE
Dated: August 20, 2009	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

TICOR TITLE INSURANCE COMPANY
Dated: August 20, 2009	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

CHICAGO TITLE INSURANCE COMPANY
Dated: August 20, 2009	By:	/s/ Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary

CUSIP No.	629410309	13D	Page	11	of	11

FIDELITY NATIONAL TITLE INSURANCE COMPANY
Dated: August 20, 2009	By:	Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, Legal and Corporate Secretary